UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125 106
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Vanessa Tavares Esteves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,543,996
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 2,543,996
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,996(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.00%(2)
12	TYPE OF REPORTING PERSON IN

_______________________

(1)	Consists of 2,543,996 Class A common shares held of record by Vanessa Tavares Esteves.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 31,814,690 Class A common shares outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person.

ITEM 1.	(a)	Name of Issuer: Afya Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Vanessa Tavares Esteves (the “Reporting Person”). The Reporting Person is party to a shareholders agreement (the “Shareholders Agreement”), dated July 7, 2019, between Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia (formerly known as Bozano Educacional II Fundo de Investimento em Participações Multiestratégia), and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and the Reporting Person, solely as successors. The Reporting Person is a shareholder of the Issuer.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Vanessa Tavares Esteves is Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra - Nova Lima, Minas Gerais, Brazil.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G01125 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 31,814,690 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

(a)       Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b)       Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c)       Number of shares as to which the person has:

(i)        Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii)       Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii)      Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv)      Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

VANESSA TAVARES ESTEVES

By:	/s/ Vanessa Tavares Esteves
Name:	Vanessa Tavares Esteves